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                                                                     Exhibit 4.3

                     1996 NON-EMPLOYEE DIRECTORS STOCK PLAN

                                       OF

                               EXIDE CORPORATION


          1. PURPOSE. The purpose of the 1996 Non-Employee Directors Stock Plan (the "Plan") is to provide additional compensation to non-employee directors of Exide Corporation (the "Company") that will further link such directors' interest with those of Company shareholders.

          2. PARTICIPANTS. Participants in the Plan shall consist of directors of the Company who are not employees of the Company or any of its subsidiaries. The term "subsidiary" means a corporation more than 50% of the voting stock of which is owned directly or indirectly by the Company.

          3. RESERVATION OF SHARES. There shall be reserved for issuance under the Plan an aggregate of 20,000 shares of Common Stock of the Company ("Common Stock"), subject to adjustment as set forth in Section 9 below. Common Stock issued under the Plan may be authorized and unissued shares, shares held in treasury or any combination thereof.

          4. ADMINISTRATION. The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company or such other committee of the Board as may be appointed by the Board consisting of not less than three members of the Board (the "Committee"). The Committee shall have authority to interpret the Plan and adopt, amend and rescind rules relating to the administration of the Plan. All such interpretations and rules shall be conclusive and binding on all persons.

          5. EFFECTIVE DATE. The Plan shall be submitted for approval at the Company's Annual Meeting of Shareholders to be held on August 14, 1996, or any adjournment thereof, and, if approved by the shareholders, shall be deemed to have become effective on the date of such approval.

          6. SHARE AWARDS. For each fiscal year beginning with the fiscal year which commenced April 1, 1996, each non-employee director of the Company who is elected a director at the Annual Meeting of Shareholders during such fiscal year shall receive an award of 500 shares of Common Stock effective as of the conclusion of such Annual Meeting. A participant shall not be required to make any payment for any shares of Common Stock issued under the Plan. Subject to
Section 8, participant shall have full beneficial ownership of, and rights and privileges of a shareholder as to awarded shares, including the right to vote and the right to receive dividends.